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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of October, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________






Included in this Report on Form 6-k:
Notice of Special Meeting of Shareholders, October 22, 2003
Management Information Circular, October 22, 2003
Form of Proxy, October 22, 2003

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, OCTOBER 22, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at The Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto, Canada on Wednesday, November 12, 2003 at the hour of 9:30 a.m., Toronto City Time, for the following purposes:



1. To consider and if thought fit, approve, with or without variation, a special resolution authorizing and approving an amendment to the Articles of the Corporation to vary the attributes attaching to the issued and outstanding non-voting, non-participating, $0.04 cumulative, redeemable Preference Shares, Series 1 (the "Series 1 Preference Shares") of the Corporation. A copy of the text of the special resolution (the "Articles of Amendment Resolution") is annexed as Schedule "1" to the accompanying Management Information Circular, and Exhibit "A" annexed thereto is a full description of the proposed attributes of the Series 1 Preference Shares, as amended.

2. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.


DATED at Toronto, this 10th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS


[Signed]
Stan Abramowitz
Secretary

NOTES:


(1) Only holders of Common Shares and Series 1 Preference Shares of the Corporation of record at the close of business on October 10, 2003 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Holders of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

CONSOLIDATED MERCANTILE INCORPORATED

106 Avenue Road, Toronto, Ontario, M5R 2H3

MANAGEMENT INFORMATION CIRCULAR

COMMON SHARES


MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the "Corporation" or "CMC") for use at the Corporation's Special Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name ("Beneficial Shareholders"), are advised that only instruments of proxy from shareholders of record can be recognized and voted at the meeting. Beneficial Shareholders who complete and return a proxy must indicate the person (usually a brokerage firm) who holds their shares as a registered shareholder. Every intermediary (brokerage firm) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by an officer or attorney thereof, duly authorized.

The person named in the enclosed form of proxy is an officer and/or director of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the person designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.



The shares represented by the proxy will be voted for or voted against in accordance with the instructions of the shareholder. If a shareholder does not specify how theirhis shares are to be voted with respect to the Articles of Amendment Resolution, such shares will be voted for such resolution.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than those referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation's Common Shares and Series 1 Preference Shares, each voted separately as a class are entitled to vote at the Meeting. As at October 10, 2003, 4,872,910 Common Shares and 3,076,885 Series 1 Preference Shares are outstanding, each having the right to one vote per share, voting separately as a class, at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on October 10, 2003. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have a list of holders of Common Shares and Series 1 Preference Shares, respectively, prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the Record Date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the Corporation's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. ("Mar-Risa"), an Ontario corporation holding an aggregate of 2,523,908 Common Shares (51.8%), with 1,386,408 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp ("DG"), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Corporation.

To the knowledge of the Corporation's directors and officers, no person or company beneficially owns directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the outstanding Series 1 Preference Shares of the Corporation entitled to be voted at the Meeting other than the following owned or controlled by Fred A. Litwin and/or his associates: DG holding 1,014,450 shares (32.97%), Forum Financial Corporation holding 559,950 shares (18.20%), First Corporate Equity Ltd. holding 282,325 shares (9.18%), and Fred A. Litwin holding 55,513 shares (1.8%).

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer (the "Named Executive Officer"). There are no other executive officers of the Corporation whose total salary and bonus exceeded $100,000 during any such year.

                                              Annual Compensation                           Long Term Compensation
                                    --------------------------------------------

         Name and                                                Other Annual                  Number of Common
         Principal Position   Year     Salary         Bonus      Compensation (1)         Shares Under Option (3)

         ----------------------------------------------------------------------------------------------------------
         Fred A. Litwin       2002     $50,000 (2)      Nil         $258,000               126,875
         President & CEO      2001     $50,000 (2)      Nil         $252,000               126,875
                              2000     $50,000 (2)      Nil         $  96,000              126,875


NOTES:

(1) The amounts in this column relate to annual management fees paid by the Corporation and its subsidiaries to Forum Financial Corporation ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents $50,000 paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin. The Corporation owns approximately 45% of the issued and outstanding voting securities of PPK, and Mr. Litwin serves as Chairman of the Board of PPK

(3)  Adjusted to reflect a 1.75 for 1 stock split in July, 2003

Options Granted during the Fiscal Year Ended December 31, 2002
There were no options granted to Executive Officers of the Corporation during the fiscal year ended December 31, 2002.

Options Exercised during the Fiscal Year Ended December 31, 2002
There were no options exercised by Executive Officers of the Corporation during the fiscal year ended December 31, 2002. Particulars for the fiscal year end value of unexercised options are as follows:

                                                                                                    Value of Unexercised
                                                                                                    in-the-Money Options
                                                                            Unexercised Options     at FY-End ($)
                           Securities Acquired     Aggregate Value          at FY-End               Exercisable /
                           on Exercise (#)         Realized ($)             Exercisable /           Unexercisable
Name/Position                                                               Unexercisable
-------------------------- ----------------------- ------------------------ ----------------------- -----------------------
Fred A. Litwin             NIL                     $ NIL                    126,875/ NIL            $1,237,950 / NIL
President
-------------------------- ----------------------- ------------------------ ----------------------- -----------------------

Composition of the Compensation Committee
The Corporation does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Corporation ended
December 31, 2002, the board of directors consisted of the following individuals: Fred A. Litwin, Irwin Singer, Morton Litwin, Stan Abramowitz and Tony Falbo.

Report on Executive Compensation
The present policy of the board of directors of the Corporation is to pay no salaries, bonuses or other remuneration to its executive officers other than the issuance of stock options, and the payment of management fees to Forum, which is controlled by Fred A. Litwin [see MANAGEMENT CONTRACT].

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSE 300 Composite Index for the period commencing December 31, 1997 and ending December 31, 2002.
[PERFORMANCE GRAPH]


MANAGEMENT CONTRACT
Administrative services are provided to the Corporation and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $36,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Corporation's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Corporation's and its subsidiaries' various investment interests on a fee-for-service basis.

ARTICLES OF AMENDMENT
Restructuring of Series 1 Preference Shares
Introduction
Shareholders will be asked to consider and if thought fit, approve, with or without variation, a special resolution authorizing and approving an amendment to the Articles of the Corporation to vary the attributes attaching to the issued and outstanding non-voting, non-participating, $0.04 cumulative, redeemable Preference Shares, Series 1 (the "Series 1 Preference Shares") of the Corporation. A copy of the text of the special resolution (the "Articles of Amendment Resolution") is annexed as Schedule "1" to this Management Information Circular, and Exhibit "A" annexed thereto is a full description of the proposed attributes of the Series 1 Preference Shares, as amended.


Summary of Resolution
In summary, each two issued and outstanding Series 1 Preference Shares would be exchanged for one new preference share ("New Preference Share"); the New Preference Shares (to be designated "Class A Preference Shares"), would be convertible into common shares of the Corporation on the basis of one common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares would be entitled to a preferential non-cumulative dividend of $0.04 (4(cent)) per share; and the New Preference Shares would be redeemable by the Corporation at the price of 44(cent) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totalled $1,938,437 as at June 30, 2003) would be cancelled.

Related Party Issues
The proposed restructuring of the Series 1 Preference Shares may be considered to be a related party transaction as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), inasmuch as "Insiders" of the Corporation own or control, directly or indirectly, approximately 62.16% of the issued and outstanding Series 1 Preference Shares and approximately 51.9% of the issued and outstanding Common Shares. The term "Insider" means every director and senior officer of the Corporation, every director and senior officer of a corporation that is itself an insider of the Corporation, and any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attaching to the issued Series 1 Preference Shares and/or the Common Shares. Reference is made to the caption "Voting Shares and Principal Holders Thereof" for a description of the "Insiders".

Applicable Exemptions
The Corporation has determined that it is entitled to an exemption from the formal valuation requirements of Rule 61-501 pursuant to paragraph 2(a) of subsection 5.6, and paragraph 5 of subsection 5.6, of Rule 61-501. Paragraph 2(a) of subsection 5.6 provides for an exemption from the valuation requirements where the value of the transaction (being in this case the market value of the issued Series 1 Preference Shares owned by the "Insiders"), does not exceed 25% of the Corporation's total market capitalization. Paragraph 5 of subsection 5.6 provides for an exemption from the valuation requirements for a reorganization of an issuer's securities where the interested parties (the "Insiders" in this case) are treated identically to all other holders of the affected securities. Furthermore, pursuant to the provisions of paragraphs 2 and 3 of subsection 5.8 of Rule 61-501, the Corporation has determined that it is exempt from the requirement of obtaining minority approval for the Articles of Amendment Resolution.

Purpose and Business Reasons
The Series 1 Preference Shares were formerly listed on the Toronto Stock Exchange (the "TSX") but were delisted some time ago for failure to meet continued TSX listing requirements, are not listed on any other stock exchange, and accordingly are relatively illiquid. In addition, the Corporation is in arrears in paying dividends on such shares. In an effort to conserve working capital, while at the same time offering an enhancement of liquidity to the holders of Series 1 Preference Shares, the board of directors of the Corporation has proposed to such shareholders the Articles of Amendment Resolution which if passed, will upon Articles of Amendment being filed, enable shareholders to convert their preference shares until March 31, 2004 into Common Shares of the Corporation which are listed on the TSX in exchange for foregoing the arrears of dividends owing on the Series 1 Preference Shares and the future entitlement to cumulative dividends. If the resolution is passed, $1,938,437 of dividend arrears as at June 30, 2003 would be cancelled, thereby enhancing the Corporation's balance sheet.

Interest of Related Parties
The "Insiders" of the Corporation own an aggregate of 1,912,503 Series 1 Preference Shares, representing 62.16% of the 3,076,885 issued and outstanding Series 1 Preference Shares. Assuming that the Articles of Amendment Resolution is passed, and the resultant new preference shares were converted into common shares, a total of 167,763 Common Shares of the Corporation would be received by the Insiders, representing 3.44% of the presently issued 4,872,910 Common Shares of the Corporation. No benefit will be received by the Insiders if the Articles of Amendment Resolution is passed which will not also be received on or pro rata basis by each other holder of Series 1 Preference Shares.
Voting Approval
The Articles of Amendment Resolution to be passed will require the approval of at least two-thirds of the votes cast by each of the holders of Common Shares and Series 1 Preference Shares voting separately as a class. Reference is made to the caption "Rights of Dissention" for information concerning the rights of holders of Series 1 Preference Shares to dissent to this special resolution.

The Board of Directors of the Corporation recommends that shareholders vote in favour of the Articles of Amendment Resolution.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE
The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.




                  "Signed"                                     Toronto, Ontario
STAN ABRAMOWITZ, SECRETARY                                     October 10, 2003

SCHEDULE "1"



"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:


1. The Articles of the Corporation are hereby amended to:

redesignate the Non-Voting, Non-Participating, $0.04 Cumulative, Redeemable, Preference Shares (the "Preference Shares, Series 1") as Non-Voting, Non-Participating, Redeemable, Non-Cumulative, Class A Preference Shares (the "Class A Preference Shares");

vary the rights, privileges, restrictions and conditions (the "conditions") attaching to the Preference Shares, Series 1 (redesignated as Class A Preference Shares) by deleting the conditions set forth in the Articles creating the Preference Shares, Series 1 and substituting therefore the conditions annexed to this resolution as Exhibit "A";

cancel all arrears of cumulative dividends outstanding on the Preference Shares, Series 1 to and including the date of filing of Articles of Amendment; and

consolidate the 3,076,885 issued and outstanding Preference Shares, Series 1 into 1,538,443 issued and outstanding Class A Preference Shares, on the basis of two (2) Preference Shares, Series 1 for each one (1) Class A Preference Share.

2. Any officer or director of the Corporation be and he is hereby authorized and directed on behalf of the Corporation to deliver Articles of Amendment in duplicate to the Ministry of Consumer and Business Services and to sign and execute all documents and do all things necessary or desirable in connection with the foregoing.

3. The directors of the Corporation may at any time prior to the endorsement by the Director of a certificate of amendment of articles without further approval by the shareholders should they deem such abandonment appropriate and in the best interest of the Corporation".


xxxxxxxxxxxxx

                                                     1(a)
EXHIBIT "A"

CLASS A PREFERENCE SHARES

         The Class A Preference Shares designated as Non-Voting,
Non-Participating, Redeemable, Non-Cumulative, Class A Preference (the "Class A Preference Shares") shall consist of an unlimited number of shares without par value, and shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:

1.       DIVIDENDS

1.1      Payment of Dividends

         The holders of the Class A Preference Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of four (4) cents per Class A Preference Share, payable annually on dates in each fiscal year of the Corporation to be fixed from time to time by resolution of the Board of Directors. The holders of the Class A Preference Shares shall not be entitled to any dividend other than or in excess of the said dividends herein provided. The Board of Directors of the Corporation shall be entitled from time to time to declare part of the said fixed preferential non-cumulative dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If within (4) months after the expiration of any fiscal year of the Corporation the Board of Directors in its discretion shall not have declared the said dividend or any part thereof on the Class A Preference Shares for such fiscal year then the rights of the holders of the Class A Preference Shares to such dividend or to any undeclared part thereof for such fiscal year shall be forever extinguished.

1.2      Preferential Non-Cumulative Dividend

         No dividends shall at any time be declared or paid on or set apart for the common shares or any other class ranking junior to the Class A Shares unless all dividends up to and including the dividend payable for the last completed full year of the Corporation on the Class A Preference Shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting aside.

2. LIQUIDATION, DISSOLUTION OR WINDING-UP

         In the event of liquidation, dissolution or winding-up of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares shall be entitled to receive for each such share a sum equivalent to the result obtained when the stated capital account for the Class A Preference Shares is divided by the number of issued and outstanding Class A Preference Shares, together with all declared but unpaid dividends, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of common shares, or shares of any other class ranking junior to the Class A Preference Shares. After payment to the holders of the Class A Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
                                                     1(b)

3. PURCHASE FOR CANCELLATION

         The Corporation may at any time or times purchase for cancellation out of capital pursuant to the provisions of the Business Corporations Act, the whole or any part of the Class A Preference Shares, at the lowest price at which, in the opinion of the directors, such shares are obtainable, but not exceeding the redemption price of the Class A Preference Shares as hereinafter specified.

4.       REDEMPTION

         The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or part of the outstanding Class A Preference Shares out of capital pursuant to the Business Corporations Act on payment for each share to be redeemed of the sum of $0.44 (44(cent)) per Class A Preference Share, together with all declared but unpaid dividends thereon up to the date fixed for redemption. Not less than thirty day's notice in writing of such redemption shall be given by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption. On or after the dates so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Preference Shares to be redeemed the redemption price thereof on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates representing the Class A Preference Shares called for redemption. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Class A Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Class A Preference Shares to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class A Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

         In the event that only part of the Class A Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected pro rata (disregarding fractions) from among the holders of record thereof as at the date of the notice of redemption or in such other manner as the board of directors of the Corporation in its sole discretion may deem equitable.





                                                     1(c)


5. CONVERSION PRIVILEGES

5.1      Rights of Conversion

         The Class A Preference Shares or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time prior to March 31, 2004, but not thereafter, by the holder or holders thereof into fully paid common shares of the Corporation as the same shall be constituted at the time of conversion, on the basis of one (1) common share for each 5.7 Class A Preference Shares; provided, however, that, in the event of liquidation, dissolution or winding-up of the Corporation, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up. To the extent that Class A Preference Shares are not converted as aforesaid prior to March 31, 2004, such right of conversion thereafter shall terminate and lapse.

5.2      Conversion Procedure

         A holder of Class A Preference Shares desiring to convert his Class A Preference Shares into common shares in accordance with the foregoing shall surrender the certificate or certificates representing his Class A Preference Shares so to be converted to the registered office of the Corporation or to the transfer agent for the time being of such Class A Preference Shares accompanied by a request in writing for such conversion with his signature thereon verified, as the directors of the Corporation may from time to time require, and thereupon there shall be issued to such holder by the Corporation, as fully paid and non-assessable, the number of common shares to which he shall be entitled upon such conversion.

5.3      Anti-Dilution

         If the number of outstanding Class A Preference Shares or common shares shall, prior to the exercise by the holder of any Class A Preference Shares of his aforesaid conversion right, be subdivided or consolidated, the number of common shares and Class A Preference Shares into which such holder may convert his Class A Preference Shares shall be proportionately increased or reduced, as the case may be.

5.4      Continuing Right to Alter Capital

         Nothing contained in the foregoing provisions regarding the conversion of Class A Preference Shares into common shares shall be deemed in any way to limit or restrict the rights of the Corporation from time to time to take such lawful proceedings as it may deem advisable for the increase or reduction in its Class A Preference Shares or common shares, or otherwise in any other manner changing or dealing with the capital of the Corporation or the shares thereof, the rights in respect of such conversions being exercisable in respect of Class A Preference Shares, and of common shares of the Corporation as they may from time to time be constituted respectively, subject only to the express provisions hereinbefore contained.





                                                     1(d)

6. NOTICE AND VOTING

         The holders of the Class A Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting. The holders of the Class A Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

7. PREFERENTIAL RIGHTS

         The common shares of the Corporation shall rank junior to the Class A Preference Shares and shall be subject in all respects, to the rights, privileges, restrictions and limitations attaching to the Class A Preference Shares.


         * * * * * * * * * *

CONSOLIDATED MERCANTILE INCORPORATED

106 Avenue Road, Toronto, Ontario, M5R 2H3

MANAGEMENT INFORMATION CIRCULAR

SERIES 1 PREFERENCE SHARES


MANAGEMENT SOLICITATION
This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the "Corporation" or "CMC") for use at the Corporation's Special Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.

ADVICE TO BENEFICIAL SHAREHOLDERS
Shareholders who do not hold their shares in their own name ("Beneficial Shareholders"), are advised that only instruments of proxy from shareholders of record can be recognized and voted at the meeting. Beneficial Shareholders who complete and return a proxy must indicate the person (usually a brokerage firm) who holds their shares as a registered shareholder. Every intermediary (brokerage firm) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by an officer or attorney thereof, duly authorized.

The person named in the enclosed form of proxy is an officer and/or director of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the person designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.


The shares represented by the proxy will be voted for or voted against in accordance with the instructions of the shareholder. If a shareholder does not specify how theirhis shares are to be voted with respect to the Articles of Amendment Resolution, such shares will be voted for such resolution.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than those referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation's Common Shares and Series 1 Preference Shares, each voted separately as a class are entitled to vote at the Meeting. As at October 10, 2003, 4,872,910 Common Shares and 3,076,885 Series 1 Preference Shares are outstanding, each having the right to one vote per share, voting separately as a class, at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on October 10, 2003. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have a list of holders of Common Shares and Series 1 Preference Shares, respectively, prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his shares after the Record Date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the Corporation's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. ("Mar-Risa"), an Ontario corporation holding an aggregate of 2,523,908 Common Shares (51.8%), with 1,386,408 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp ("DG"), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Corporation.

To the knowledge of the Corporation's directors and officers, no person or company beneficially owns directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the outstanding Series 1 Preference Shares of the Corporation entitled to be voted at the Meeting other than the following owned or controlled by Fred A. Litwin and/or his associates: DG holding 1,014,450 shares (32.97%), Forum Financial Corporation holding 559,950 shares (18.20%), First Corporate Equity Ltd. holding 282,325 shares (9.18%), and Fred A. Litwin holding 55,513 shares (1.8%).

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer (the "Named Executive Officer"). There are no other executive officers of the Corporation whose total salary and bonus exceeded $100,000 during any such year.

                                              Annual Compensation                           Long Term Compensation
                                    --------------------------------------------

         Name and                                                Other Annual                  Number of Common
         Principal Position   Year     Salary         Bonus      Compensation (1)         Shares Under Option (3)
         ----------------------------------------------------------------------------------------------------------
         Fred A. Litwin       2002     $50,000 (2)      Nil         $258,000               126,875
         President & CEO      2001     $50,000 (2)      Nil         $252,000               126,875
                              2000     $50,000 (2)      Nil         $  96,000              126,875


NOTES:

(1) The amounts in this column relate to annual management fees paid by the Corporation and its subsidiaries to Forum Financial Corporation ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2) This amount represents $50,000 paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin. The Corporation owns approximately 45% of the issued and outstanding voting securities of PPK, and Mr. Litwin serves as Chairman of the Board of PPK

(3)  Adjusted to reflect a 1.75 for 1 stock split in July, 2003

Options Granted during the Fiscal Year Ended December 31, 2002
There were no options granted to Executive Officers of the Corporation during the fiscal year ended December 31, 2002.

Options Exercised during the Fiscal Year Ended December 31, 2002
There were no options exercised by Executive Officers of the Corporation during the fiscal year ended December 31, 2002. Particulars for the fiscal year end value of unexercised options are as follows:

                                                                                                    Value of Unexercised
                                                                                                    in-the-Money Options
                                                                            Unexercised Options     at FY-End ($)
                           Securities Acquired     Aggregate Value          at FY-End               Exercisable /
                           on Exercise (#)         Realized ($)             Exercisable /           Unexercisable
Name/Position                                                               Unexercisable
-------------------------- ----------------------- ------------------------ ----------------------- -----------------------
Fred A. Litwin             NIL                     $ NIL                    126,875/ NIL            $1,237,950 / NIL
President
-------------------------- ----------------------- ------------------------ ----------------------- -----------------------

Composition of the Compensation Committee
The Corporation does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Corporation ended December 31, 2002, the board of directors consisted of the following individuals: Fred A. Litwin, Irwin Singer, Morton Litwin, Stan Abramowitz and Tony Falbo.

Report on Executive Compensation
The present policy of the board of directors of the Corporation is to pay no salaries, bonuses or other remuneration to its executive officers other than the issuance of stock options, and the payment of management fees to Forum, which is controlled by Fred A. Litwin [see MANAGEMENT CONTRACT].

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSE 300 Composite Index for the period commencing December 31, 1997 and ending December 31, 2002.



MANAGEMENT CONTRACT
Administrative services are provided to the Corporation and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $36,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Corporation's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Corporation's and its subsidiaries' various investment interests on a fee-for-service basis.

ARTICLES OF AMENDMENT
Restructuring of Series 1 Preference Shares
Introduction
Shareholders will be asked to consider and if thought fit, approve, with or without variation, a special resolution authorizing and approving an amendment to the Articles of the Corporation to vary the attributes attaching to the issued and outstanding non-voting, non-participating, $0.04 cumulative, redeemable Preference Shares, Series 1 (the "Series 1 Preference Shares") of the Corporation. A copy of the text of the special resolution (the "Articles of Amendment Resolution") is annexed as Schedule "1" to this Management Information Circular, and Exhibit "A" annexed thereto is a full description of the proposed attributes of the Series 1 Preference Shares, as amended.


Summary of Resolution
In summary, each two issued and outstanding Series 1 Preference Shares would be exchanged for one new preference share ("New Preference Share"); the New Preference Shares (to be designated "Class A Preference Shares"), would be convertible into common shares of the Corporation on the basis of one common share for each 5.7 New Preference Shares until March 31, 2004; the New Preference Shares would be entitled to a preferential non-cumulative dividend of $0.04 (4(cent)) per share; and the New Preference Shares would be redeemable by the Corporation at the price of 44(cent) per share. All arrears of cumulative dividends on the Series 1 Preference Shares (which totalled $1,938,437 as at June 30, 2003) would be cancelled.

Related Party Issues
The proposed restructuring of the Series 1 Preference Shares may be considered to be a related party transaction as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), inasmuch as "Insiders" of the Corporation own or control, directly or indirectly, approximately 62.16% of the issued and outstanding Series 1 Preference Shares and approximately 51.8% of the issued and outstanding Common Shares. The term "Insider" means every director and senior officer of the Corporation, every director and senior officer of a corporation that is itself an insider of the Corporation, and any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attaching to the issued Series 1 Preference Shares and/or the Common Shares. Reference is made to the caption "Voting Shares and Principal Holders Thereof" for a description of the "Insiders".

Applicable Exemptions
The Corporation has determined that it is entitled to an exemption from the formal valuation requirements of Rule 61-501 pursuant to paragraph 2(a) of subsection 5.6, and paragraph 5 of subsection 5.6, of Rule 61-501. Paragraph 2(a) of subsection 5.6 provides for an exemption from the valuation requirements where the value of the transaction (being in this case the market value of the issued Series 1 Preference Shares owned by the "Insiders"), does not exceed 25% of the Corporation's total market capitalization. Paragraph 5 of subsection 5.6 provides for an exemption from the valuation requirements for a reorganization of an issuer's securities where the interested parties (the "Insiders" in this case) are treated identically to all other holders of the affected securities. Furthermore, pursuant to the provisions of paragraphs 2 and 3 of subsection 5.8 of Rule 61-501, the Corporation has determined that it is exempt from the requirement of obtaining minority approval for the Articles of Amendment Resolution.

Purpose and Business Reasons
The Series 1 Preference Shares were formerly listed on the Toronto Stock Exchange (the "TSX") but were delisted some time ago for failure to meet continued TSX listing requirements, are not listed on any other stock exchange, and accordingly are relatively illiquid. In addition, the Corporation is in arrears in paying dividends on such shares. In an effort to conserve working capital, while at the same time offering an enhancement of liquidity to the holders of Series 1 Preference Shares, the board of directors of the Corporation has proposed to such shareholders the Articles of Amendment Resolution which if passed, will upon Articles of Amendment being filed, enable shareholders to convert their preference shares until March 31, 2004 into Common Shares of the Corporation which are listed on the TSX in exchange for foregoing the arrears of dividends owing on the Series 1 Preference Shares and the future entitlement to cumulative dividends. If the resolution is passed, $1,938,437 of dividend arrears as at June 30, 2003 would be cancelled, thereby enhancing the Corporation's balance sheet.

Interest of Related Parties
The "Insiders" of the Corporation own an aggregate of 1,912,503 Series 1 Preference Shares, representing 62.16% of the 3,076,885 issued and outstanding Series 1 Preference Shares. Assuming that the Articles of Amendment Resolution is passed, and the resultant new preference shares were converted into common shares, a total of 167,763 Common Shares of the Corporation would be received by the Insiders, representing 3.44% of the presently issued 4,872,910 Common Shares of the Corporation. No benefit will be received by the Insiders if the Articles of Amendment Resolution is passed which will not also be received on or pro rata basis by each other holder of Series 1 Preference Shares.
Exchange of Shares
Accompanying this Management Information Circular is a Letter of Transmittal for use by holders of Series 1 Preference Shares in exchanging their shares for Class A Preference Shares of the Corporation, together with instructions, which should be carefully read and followed. In the event that the Articles of Amendment Resolution is not passed, all Series 1 Preference Shares sent for exchange will promptly be returned to shareholders without cost. No fractional Class A Preference Shares will be issued, but any exchange resulting in a fraction will be rounded up to a whole share, as will fractional common shares resulting from the conversion of Class A Preference Shares. As provided in the Letter of Transmittal, Series 1 Preference Shares should be sent to Computershare Trust Company of Canada at the address set out in the instructions in the Letter of Transmittal.

Voting Approval
The Articles of Amendment Resolution to be passed will require the approval of at least two-thirds of the votes cast by each of the holders of Common Shares and Series 1 Preference Shares voting separately as a class. Reference is made to the caption "Rights of Dissention" for information concerning the rights of holders of Series 1 Preference Shares to dissent to this special resolution.

The Board of Directors of the Corporation recommends that shareholders vote in favour of the Articles of Amendment Resolution.

RIGHTS OF DISSENTION
The Corporation is subject to the provisions of the Ontario Business Corporations Act (the "Act") which provides in Section 185 that any holder of Series 1 Preference Shares has the right to dissent from the Articles of Amendment Resolution, and, if such shareholder dissents in such manner as provided in the Act, such shareholder is entitled to be paid the fair value of his shares determined as of the close of business on the day before such resolution is adopted. Any Series 1 Preference shareholder who wishes to dissent must provide the Corporation with written objection to the Articles of Amendment Resolution, in respect of which such shareholder dissents at or prior to the meeting of shareholders of the Corporation. The execution or exercise of a proxy does not constitute a written objection. A vote in favour of the Articles of Amendment Resolution, will deprive a shareholder of further rights pursuant to
Section 185 of the Act in respect thereof. On receipt from the Corporation of notice that the resolution has been adopted or passed, such dissenting shareholder must within twenty (20) days after receipt of such notice (or if such notice is not received, within twenty (20) days of learning that the Articles of Amendment Resolution has been adopted) send to the Corporation a written notice containing his name and address, the number and class of shares in respect of which he dissents and a demand for payment of the fair value of such shares. Within thirty (30) days thereafter the dissenting shareholder must send the certificates representing the Series 1 Preference Shares in respect of which he dissents to the Corporation or its transfer agent. A copy of Section 185 of the Act is annexed hereto as Schedule "A". For full details as to the manner in which the right of dissention is to be implemented, Section 185 of the Act should be consulted and it is recommended that the shareholders who wish to pursue rights of dissent consult their own legal advisor with respect to the relevant statutory provisions and the procedures to be followed.

The Articles of Amendment Resolution referred to above provides that, notwithstanding the approval thereof by the shareholders of the Corporation, the special resolution may be revoked without further approval of the shareholders.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE
The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.




                  "Signed"                                    Toronto, Ontario
STAN ABRAMOWITZ, SECRETARY                                    October 10, 2003

SCHEDULE "1"



"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:


1. The Articles of the Corporation are hereby amended to:

redesignate the Non-Voting, Non-Participating, $0.04 Cumulative, Redeemable, Preference Shares (the "Preference Shares, Series 1") as Non-Voting, Non-Participating, Redeemable, Non-Cumulative, Class A Preference Shares (the "Class A Preference Shares");

vary the rights, privileges, restrictions and conditions (the "conditions") attaching to the Preference Shares, Series 1 (redesignated as Class A Preference Shares) by deleting the conditions set forth in the Articles creating the Preference Shares, Series 1 and substituting therefore the conditions annexed to this resolution as Exhibit "A";

cancel all arrears of cumulative dividends outstanding on the Preference Shares, Series 1 to and including the date of filing of Articles of Amendment; and

consolidate the 3,076,885 issued and outstanding Preference Shares, Series 1 into 1,538,443 issued and outstanding Class A Preference Shares, on the basis of two (2) Preference Shares, Series 1 for each one (1) Class A Preference Share.

2. Any officer or director of the Corporation be and he is hereby authorized and directed on behalf of the Corporation to deliver Articles of Amendment in duplicate to the Ministry of Consumer and Business Services and to sign and execute all documents and do all things necessary or desirable in connection with the foregoing.

3. The directors of the Corporation may at any time prior to the endorsement by the Director of a certificate of amendment of articles without further approval by the shareholders should they deem such abandonment appropriate and in the best interest of the Corporation".


xxxxxxxxxxxxx

                                                     1(a)
EXHIBIT "A"

CLASS A PREFERENCE SHARES

         The Class A Preference Shares designated as Non-Voting,
Non-Participating, Redeemable, Non-Cumulative, Class A Preference (the "Class A Preference Shares") shall consist of an unlimited number of shares without par value, and shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:

1.       DIVIDENDS

1.1      Payment of Dividends

         The holders of the Class A Preference Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of four (4) cents per Class A Preference Share, payable annually on dates in each fiscal year of the Corporation to be fixed from time to time by resolution of the Board of Directors. The holders of the Class A Preference Shares shall not be entitled to any dividend other than or in excess of the said dividends herein provided. The Board of Directors of the Corporation shall be entitled from time to time to declare part of the said fixed preferential non-cumulative dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If within (4) months after the expiration of any fiscal year of the Corporation the Board of Directors in its discretion shall not have declared the said dividend or any part thereof on the Class A Preference Shares for such fiscal year then the rights of the holders of the Class A Preference Shares to such dividend or to any undeclared part thereof for such fiscal year shall be forever extinguished.

1.2      Preferential Non-Cumulative Dividend

         No dividends shall at any time be declared or paid on or set apart for the common shares or any other class ranking junior to the Class A Shares unless all dividends up to and including the dividend payable for the last completed full year of the Corporation on the Class A Preference Shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting aside.

2. LIQUIDATION, DISSOLUTION OR WINDING-UP

         In the event of liquidation, dissolution or winding-up of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares shall be entitled to receive for each such share a sum equivalent to the result obtained when the stated capital account for the Class A Preference Shares is divided by the number of issued and outstanding Class A Preference Shares, together with all declared but unpaid dividends, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of common shares, or shares of any other class ranking junior to the Class A Preference Shares. After payment to the holders of the Class A Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property or assets of the Corporation.
                                                     1(b)

3. PURCHASE FOR CANCELLATION

         The Corporation may at any time or times purchase for cancellation out of capital pursuant to the provisions of the Business Corporations Act, the whole or any part of the Class A Preference Shares, at the lowest price at which, in the opinion of the directors, such shares are obtainable, but not exceeding the redemption price of the Class A Preference Shares as hereinafter specified.

4.       REDEMPTION

         The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or part of the outstanding Class A Preference Shares out of capital pursuant to the Business Corporations Act on payment for each share to be redeemed of the sum of $0.44 (44(cent)) per Class A Preference Share, together with all declared but unpaid dividends thereon up to the date fixed for redemption. Not less than thirty day's notice in writing of such redemption shall be given by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption. On or after the dates so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Preference Shares to be redeemed the redemption price thereof on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates representing the Class A Preference Shares called for redemption. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Class A Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Class A Preference Shares to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class A Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively.

         In the event that only part of the Class A Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected pro rata (disregarding fractions) from among the holders of record thereof as at the date of the notice of redemption or in such other manner as the board of directors of the Corporation in its sole discretion may deem equitable.



                                                     1(c)


5. CONVERSION PRIVILEGES

5.1      Rights of Conversion

         The Class A Preference Shares or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time prior to March 31, 2004, but not thereafter, by the holder or holders thereof into fully paid common shares of the Corporation as the same shall be constituted at the time of conversion, on the basis of one (1) common share for each 5.7 Class A Preference Shares; provided, however, that, in the event of liquidation, dissolution or winding-up of the Corporation, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up. To the extent that Class A Preference Shares are not converted as aforesaid prior to March 31, 2004, such right of conversion thereafter shall terminate and lapse.

5.2      Conversion Procedure

         A holder of Class A Preference Shares desiring to convert his Class A Preference Shares into common shares in accordance with the foregoing shall surrender the certificate or certificates representing his Class A Preference Shares so to be converted to the registered office of the Corporation or to the transfer agent for the time being of such Class A Preference Shares accompanied by a request in writing for such conversion with his signature thereon verified, as the directors of the Corporation may from time to time require, and thereupon there shall be issued to such holder by the Corporation, as fully paid and non-assessable, the number of common shares to which he shall be entitled upon such conversion.

5.3      Anti-Dilution

         If the number of outstanding Class A Preference Shares or common shares shall, prior to the exercise by the holder of any Class A Preference Shares of his aforesaid conversion right, be subdivided or consolidated, the number of common shares and Class A Preference Shares into which such holder may convert his Class A Preference Shares shall be proportionately increased or reduced, as the case may be.

5.4      Continuing Right to Alter Capital

         Nothing contained in the foregoing provisions regarding the conversion of Class A Preference Shares into common shares shall be deemed in any way to limit or restrict the rights of the Corporation from time to time to take such lawful proceedings as it may deem advisable for the increase or reduction in its Class A Preference Shares or common shares, or otherwise in any other manner changing or dealing with the capital of the Corporation or the shares thereof, the rights in respect of such conversions being exercisable in respect of Class A Preference Shares, and of common shares of the Corporation as they may from time to time be constituted respectively, subject only to the express provisions hereinbefore contained.





                                                     1(d)

6. NOTICE AND VOTING

         The holders of the Class A Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting. The holders of the Class A Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

7. PREFERENTIAL RIGHTS

         The common shares of the Corporation shall rank junior to the Class A Preference Shares and shall be subject in all respects, to the rights, privileges, restrictions and limitations attaching to the Class A Preference Shares.


         * * * * * * * * * *

CONSOLIDATED MERCANTILE INCORPORATED


LETTER OF TRANSMITTAL



TO:      COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Series 1 Preference Shares of Consolidated Mercantile Incorporated which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.


------------------------- --------------------- -------------------------
Certificate Number        Number of Shares      Registered in the Name of
------------------------- --------------------- -------------------------


------------------------- --------------------- -------------------------


The above-listed share certificates are hereby surrendered in exchange for certificates representing Class A Preference Shares of Consolidated Mercantile Incorporated (the "Corporation") on the basis of one (1) Class A Preference Shares for two (2) Series 1 Preference Shares of the Corporation. Where the exchange results in a fractional share, the number of Class A Preference Shares will be rounded up to the nearest whole share.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for Class A Preference Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by the Corporation.

----------------------------------------------------------------------------
Name  (please print)

----------------------------------------------------------------------------
Address

----------------------------------------------------------------------------


----------------------------------------------------------------------------
City                      Province                                  Postal
Code

------------------------------------------------------------------------------
Telephone (Office)  (Home)    Social Insurance Number Tax Identification Number
                   (         )
(        )
---------------------------------------------------------------------

Date: ___________________________      ______________________________________
                                                    Signature of Shareholder


INSTRUCTIONS

Use of Letter of Transmittal

Each shareholder holding share certificate(s) for Series 1 Preference Shares of Consolidated Mercantile Incorporated (the "Corporation") must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below. The method of delivery to the Trust Company is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

The Corporation reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from The Trust Company at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail to caregistryinfo@computershare.com.
By Mail  P.O. Box 7021                      By Registered Mail100 University Ave
                  31 Adelaide St E          Hand or Courier    9th Floor
                  Toronto, ON   M5C 3H2                   Toronto, ON   M5J 2Y1
Attn:  Corporate Actions                    Attn:  Corporate Actions

Business Corporations Act, 1990, Section 185

185. (1) Rights of dissenting shareholders Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

     (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

     (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

     (c) amalgamate with another corporation under sections 175 and 176;

     (d) be continued under the laws of another jurisdiction under section 181;
or

     (e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

     (a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

     (b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,
     (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

     (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or
(2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

     (a) the shareholder's name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and
(11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate
(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

     (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

     (b) the corporation fails to make an offer in accordance with subsection
(15) and the dissenting shareholder withdraws notice; or

     (c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

     (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
     (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185
(15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185
(18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185
(20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

     (a) has sent to the corporation the notice referred to in subsection (10); and

     (b) has not accepted an offer made by the corporation under subsection
(15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses
(22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16,
s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

     (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

     (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

                      Computershare Trust Company of Canada
                        9th Floor, 100 University Avenue
                            Toronto, Ontario M5J 2Y1
                              www.computershare.com
                      CONSOLIDATED MERCANTILE INCORPORATED

                                 Security Class

                              Holder Account Number



Please print in ink. Print in CAPITAL
letters inside the grey areas as shown in this example.

                                        A B C   1 2 3  X   X

Form of Proxy - Special Meeting to be held on November 12, 2003 (Common Shares)

Notes to Proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
..
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

o Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. o Go to the following web site:
www.computershare.com/ca/proxy You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER                                PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 9:30 a.m., November 10, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management. . Appointment of Proxyholder I/We being holder(s) of Consolidated Mercantile Incorporated hereby appoint(s):

Stan Abramowitz, Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Consolidated Mercantile Incorporated to be held at the Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto on November 12, 2003 at 9:30 a.m. and at any adjournment thereof.



Resolutions
Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

1. Approval of the Articles of Amendment Resolution to vary the attributes attaching to the Series 1 Preference Shares of the Corporation.

For   /    Against

2. VOTED on such matters as may properly come before the Meeting or any adjournment thereof.

If any amendments or variations of the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

In the event that no specification has been made with respect to voting for or against approval of the Articles of Amendment Resolution, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matter.







Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day Month Year Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

                      Computershare Trust Company of Canada
                        9th Floor, 100 University Avenue
                            Toronto, Ontario M5J 2Y1
                              www.computershare.com
                      CONSOLIDATED MERCANTILE INCORPORATED

                                 Security Class

                              Holder Account Number

Please print in ink. Print in CAPITAL
letters inside the grey areas as shown in this example.

                                                    A B C   1 2 3  X   X

Form of Proxy - Special Meeting to be held on November 12, 2003 (Series 1 Preference Shares)

Notes to Proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
..
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.

o Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. o Go to the following web site:
www.computershare.com/ca/proxy You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER                                PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 9:30 a.m., November 10, 2003.
THANK YOU
This Form of Proxy is solicited by and on behalf of Management. . Appointment of Proxyholder I/We being holder(s) of Consolidated Mercantile Incorporated hereby appoint(s):

Stan Abramowitz, Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual and Special Meeting of Consolidated Mercantile Incorporated to be held at the Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto on November 12, 2003, at 9:30 a.m. and at any adjournment thereof.



Resolutions
Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

1. Approval of the Articles of Amendment Resolution to vary the attributes attaching to the Series 1 Preference Shares of the Corporation.

For   /    Against

2. VOTED on such matters as may properly come before the Meeting or any adjournment thereof.


If any amendments or variations of the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

In the event that no specification has been made with respect to voting for or against approval of the Articles of Amendment Resolution, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matter.




Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date - Day Month Year Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Information Circular.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004

                                              By:/s/DANIEL S. TAMKIN
                                          -------------------------------
                                         Daniel S. Tamkin, Vice President